The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

April 4, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

NOTICE REGARDING THE CHANGE OF SPECIFIED SUBSIDIARY (TOKUTEI KOGAISHA)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 4/14

March 25, 2003

To whom it may concern:

Company Name: Mitsui Trust Holdings, Inc.
Representative Name: Kiichiro Furusawa, President
(Code No.: 8309, TSE 1st section)

Notice regarding the Change of Specified Subsidiary (*Tokutei Kogaisha*)

We hereby inform you that Mitsui Trust Holdings, Inc. ("Company") has established MTH Preferred Capital 3 (Cayman) Limited, an overseas company with the special purpose of procuring capital and that this newly established company has become a specified subsidiary (*tokutei kogaisha*) of the Company. (hereinafter referred to as "a specified subsidiary").

1. Reason for the change

The Company established MTH Preferred Capital 3 (Cayman) Limited, a corporation in Cayman, in March 10, 2003, and has held all of the common stock of the subsidiary. MTH Preferred Capital 3 (Cayman) Limited increased its capital stock by issuing preferred stock amounting to ¥30.0 billion on March 24, 2003 (Cayman time). Consequently, the capital stock of the subsidiary exceeded 10% of the capital stock of the Company. Therefore, MTH Preferred Capital 3 (Cayman) Limited has now become a specified subsidiary of the Company.

2. Profile of the specified subsidiary

(1) Name of the subsidiary:	MTH Preferred Capital 3 (Cayman) Limited
(2) Location:	P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
(3) Date of establishment:	March 10, 2003
(4) Details of business:	Issue of preferred stock, purchase of subordinated debentures of the Company, etc.
(5) Closing date:	July 24 each year
(6) Number of directors and employees:	Three directors, no employees
(7) Capital stock:	¥31,700,000,000

(8)	Total outstanding shares:	Common stock:	170 shares (¥10 million per share)
		Preferred stock:	30,000 shares (¥1 million per share)
(9)	Shareholders:	Common stock:	100% owned by the Company
		Preferred stock:	100% owned by entities other than the Company

3. The number of voting rights held by the Company and the number of such rights as a percentage of the total voting rights of the specified subsidiary

(1) The number of voting rights of the specified subsidiary held by the Company: 170

(2) The percentage of the total voting rights held by the Company: 100%

Note: The preferred stock of the subsidiary have no voting rights. Therefore, there is no change in the number of voting rights or the percentage of the total voting rights held by the Company before or after MTH Preferred Capital 3 (Cayman) Limited became a specified subsidiary.

4. Purpose of establishing the specified subsidiary and the capital increase.

MTH Preferred Capital 3 (Cayman) Limited was established with the purpose of issuing preferred stock through private placement to increase the Company's regulatory capital . The funds procured by the subsidiary through the issue of preferred stock will be entered into the Tier 1 capital of the Company.

In principle, MTH Preferred Capital 3 (Cayman) Limited will not engage in businesses other than investing its capital stock through the subordinated debentures of the Company, and will pay dividends for the preferred stock and common stock using interest from the subordinated debentures of the Company as funds.

[For inquiries concerning this matter]
Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5445-500

The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

03 APR -8 AM 7:21

April 4, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

ALLIANCE BETWEEN THE CHUO MITSUI TRUST AND BANKING CO., LTD. AND DAINI TOKYO BAR ASSOCIATION CONCERNING LAWYER INTRODUCTION SYSTEM

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

March 24, 2003

To whom it may concern

Company name: Mitsui Trust Holdings, Inc.
(Code No.: 8309)
The Chuo Mitsui Trust and Banking Co., Ltd.

Alliance between The Chuo Mitsui Trust and Banking Co., Ltd. and Daini Tokyo Bar Association concerning Lawyer Introduction System

An agreement on the "Use and Administration of the Lawyer Introduction Service (also know as Lawyer Navigation)" was made between The Chuo Mitsui Trust and Banking Co., Ltd. ("CMTB", Kiichiro Furusawa: president) and the Daini Tokyo Bar Association (Yoshihisa Imoto: chairman, member of the Japan Federation of Bar Associations with membership numbered slightly more than 2,300 as of March 2003).

CMTB has helped its customers solve problems with their assets through optimum use of its sophisticated expertise accumulated as a trust bank. In October 2001, CMTB formed an alliance with the Japan Federation of Bar Associations concerning the lawyer introduction system related to wills and inheritance. The alliance facilitates meeting customers' requests and consulting directly with legal experts.

The system has been favorable among customers. However, the customers have suggested a further requirement to be consulted directly by legal experts about wills and inheritance as well as other areas, and have shown concern that they are not able to know the details of the lawyers with whom they will consult when applying for legal consultation.

Whereas, the Daini Tokyo Bar Association considered the establishment of a new center for legal consultation, in addition to the legal consultation center currently used, to meet the social demand for additional means of public access to lawyers in response to the needs that many customers have for companies to introduce reliable lawyers to them. As a result, the Daini Tokyo Bar Association has decided to provide a lawyer introduction service for the customers of companies and corporations through an alliance with the companies and corporations. This alliance has been formalized in an agreement on the "Use and Administration of the Lawyer Introduction Service (also known as Lawyer Navigation)" with CMTB.

CMTB will use a nominated lawyer system, under which it will introduce a certain number of lawyers selected in advance using the lawyer introduction service offered by the Daini Tokyo Bar Association. Initially, CMTB plans to provide the service to the members of the Best Quality service.

CMTB is considering the provision of the service to an increased range of customers, and will continue to develop different services meeting the needs of customers.

[System Outline]

1. Outline of the lawyer introduction system

(1) The Daini Tokyo Bar Association enters into an agreement with particular companies and corporations to provide a lawyer introduction service to the customers of the companies and corporations. Consultations from the customers are not limited to the areas of wills and inheritance.

(2) Lawyers participating in this service are required to register with the Daini Tokyo Bar Association in advance.

(3) The customer of a company will choose a lawyer after confirming the lawyer's details and specialties through the website. The customer will be introduced to the selected lawyer through the company.

(4) Companies may nominate a certain number of lawyers selected from the registered lawyers in advance ("nominated lawyer system").

2. Outline of the nominated lawyer system

(1) Outline (reason why CMTB selected the nominated lawyer system)

A maximum of slightly more than 2,000 registered lawyers are expected to participate in the lawyer introduction system as the all lawyers who are members of the Daini Tokyo Bar Association and wish to participate in the system are registered with the system.

It is difficult for an ordinary customer to choose a lawyer from slightly more than 2,000 based on information obtained through website. Therefore, CMTB selected the system which a certain number of lawyers, that may be introduced to customers, are chosen in advance.

(2) Handling specific legal consultation

a. Where a member of the Best Quality service requires legal consultation using the nominated lawyer system, CMTB requests the Daini Tokyo Bar Association to introduce a lawyer that the customer has chosen from the previously selected nominated lawyers (about 10 are to be selected).

b. A nominated lawyer will consult directly with the customer. (No introduction fee is charged, although a fee is charged for the consultation with the lawyer.)

(3) Time of implementation

Services are scheduled to start from the middle of April.

(Reference)

: Basic scheme of the lawyer introduction service ("nominated lawyer system") (Attachment)

: Membership service (Best Quality service)

A range of services will be provided to the members of the Best Quality service who have transaction balances of at least ¥10 million with CMTB. The services include non-financial services, such as guides for tourists, in addition to preferential interest rates for deposits and housing loans, preferential fees for the custody of written wills, the opportunity to rent safety deposit boxes and support for asset management. Since the services were first provided in March 2001, approximately one hundred thousand members are registered as of March 2003.

For inquiries concerning this matter:
Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Mr. Kawada
Phone: 81-3-5232-8827

Attachment

Basic scheme for the lawyer introduction service (nominated lawyer system)

1. Flow of selecting nominated lawyers


Chuo Mitsui Trust & Banking
Daini Tokyo Bar Association
Customers of Chuo Mitsui Trust and Banking Co., Ltd.
(4) Provision of information on nominated lawyers
Branch
Secretariat Office
(1) Application for the use of the nominated lawyer system
(3) Forwarding of the information on the nominated lawyers
Lawyers registered with the lawyer introduction system
Business Planning Department
(2) Selection of nominated lawyers (*1)
Nominated lawyers

2. Flow of use of the nominated lawyer system


Chuo Mitsui Trust & Banking
Daini Tokyo Bar Association
Customers of Chuo Mitsui Trust and Banking Co., Ltd.
(1) Application for the use of the system
Branch
(3) Send application by the customer
Secretariat Office
(2) Send application by the customer
(4) Contact with a lawyer requested by a customer (*2)
Business Planning Department
Nominated lawyers (*3)
(5) Individual consultation with a lawyer (*4)

Supplement
(*1) Lawyers (expected to be about 10 lawyers) will be selected as nominated lawyers in advance. The lawyers will be selected from those who are registered with the lawyer introduction system.
(*2) When no lawyers are nominated, lawyers are selected according to certain rules.
(*3) A certain number of lawyers (expected to be about 10) that the Company has selected in advance from the lawyers registered with the lawyer introduction system
(*4) The customer and a lawyer will consult individually during the second and subsequent consultation as necessary.